DWS Investment Management Americas, Inc.

5201 Gate Parkway

Jacksonville, FL 32256

February 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Mathews

Re:	Post-Effective Amendment No. 208 to the Registration Statement on Form N-1A of DWS Communications Fund (the “Fund”), a series of Deutsche DWS Securities Trust (the “Registrant”) (Reg. Nos. 002-36238; 811-02021)

Dear Mr. Mathews,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), received via telephone on October 29, 2024. The Amendment was filed on behalf of the Fund on September 11, 2024, with an effective date of December 2, 2024. Subsequently, the Registrant filed Post-Effective Amendment Nos. 210, 211 and 212 on November 26, 2024, December 20, 2024, and January 17, 2025, respectively, ultimately establishing a new effective date of February 14, 2025.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Please file the Fund’s response on EDGAR as a correspondence at least five business days before the effective date.

Response: This response is being filed at least five business days before the effective date as requested.

2.	Comment: Please reflect any disclosure changes in the correspondence filing or, alternatively, please send redlines via email that show all disclosure changes between the Fund’s 485(a) filing and 485(b) filing.

Response: A redlined copy of the Fund’s prospectus showing all disclosure changes between the Fund’s 485(a) and 485(b) filing was provided to the Staff by email on February 5, 2025.

3.	Comment: Comments on disclosure in one section of the registration statement apply to similar disclosures throughout the registration statement and should be updated accordingly.

Response: The Registrant acknowledges this comment and has made changes throughout the document as applicable.

4.	Comment: Please provide a completed fee table and example prior to effectiveness and confirm in the response letter that any fee waiver and/or expense reimbursement reflected in the fee table will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response: The Fund’s completed fee table and example were provided to the Staff by email on February 5, 2025. The Registrant confirms that the fee waiver reflected in the fee table will remain in effect for at least one year from the effective date of the Fund’s registration statement.

5.	Comment: Under “Principal Investment Strategies,” the revised investment strategy reflects the ability of the Fund to “invest up to 20% of its total assets in fixed income and convertible securities.” Please add to the “Main Risks” section, a discussion of risks associated with investments in fixed income and convertible securities, such as interest rate risk and duration risk.

Response: “Interest rate risk” and “Convertible securities risk” were added to “Main Risks.”

6.	Comment: Regarding investment in companies outside of the five industry sectors identified as those in which “digital companies” typically fall, please describe metrics or factors, such as revenues or assets, used by portfolio management to determine that the services and products of such companies are sufficiently reliant on the internet or other digital technologies to warrant inclusion as a “digital company” for purposes of the Fund’s 80% policy. Please include illustrative examples.

Response: Disclosure was added to explain that “revenues derived from digital services and products” and “investment in building, developing and delivering digital services and/or products” are among the factors that are considered by portfolio management in assessing whether a company outside of the industries within the information technology and communication services sectors qualifies as a “digital company.” The entirety of the changes are highlighted in the redline compare cited in Comment 2, and changes made in response to Comment 7 are also responsive to this Comment 6.

7.	Comment: The disclosure defines “digital companies” as those typically within five distinct industries plus additional companies deemed digital companies as determined by portfolio management from at least ten additional identified industries. The Fund states it will concentrate its investments only in the information technology and communication services sectors. Please clarify in the disclosure how the fund defines information technology and communication services sectors for purposes of its concentration policy and how that correlates to, or is applied in light of, its definition of “digital companies” for purposes of its 80% policy, which may include up to fifteen different industries.

Response: Disclosure was added to clarify that the Fund uses the Global Industry Classification System (“GICS”) to define industries and sectors for the purpose of classifying the Fund’s investments. Disclosure was revised to clarify that all companies within the industries that make up the information technology and communication services GICS sectors will be considered “digital companies.” Because such companies are expected to make up the majority of the Fund’s investments, the Fund adopted a concentration policy related to these two sectors and their underlying industries. The five industries named in the relevant disclosure (software and services, technology hardware and equipment, semiconductors and semiconductor equipment, telecommunication services, and media and entertainment) are included solely to reflect the list of industries that currently make up the GICS information technology and communications services sectors. Disclosure was also revised to clarify that a company from any industry may be considered a “digital company” if it satisfies the criteria used by portfolio management. The ten industries initially listed were intended as illustrative examples and not as an exhaustive list.

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8.	Comment: The “Main Risks” section currently includes information technology sector risk and communication services sector risk. The disclosure under “Principal Investment Strategies” states that digital companies “are typically within . . . software and services, technology hardware and equipment, semiconductors and semiconductor equipment, telecommunication services, and media and entertainment.” Please consider expanding the “Main Risks” section to include risk of investing in those industries as well.

Response: The sector level risk disclosure is designed to addresses risks that may affect all underlying industries. For example, “Information technology sector risk” includes those risks that may affect the software and services, technology hardware and equipment, and semiconductors and semiconductor equipment industries (each an industry within the information technology sector, as classified by GICS). Accordingly, the Registrant does not believe that additional risk disclosure is needed.

9.	Comment: Please provide a complete performance table and clarify the performance table with respect to the index comparison.

Response: In conjunction with the changes to the Fund’s investment strategy, the performance table has been updated to reflect the adoption of the Russell 3000 Index as a broad-based securities market index and the Russell 3000 Growth Index as an additional index that reflects the Fund’s investment strategy. A copy of the completed performance table was provided to the Staff by email on February 5, 2025.

10.	Comment: Please add in Item 9, a description of the quantitative and qualitative screens applied by portfolio management to identify and screen potential investments, and a more robust description of the bottom-up financial analysis of potential securities investments.

Response: Disclosure has been updated in response to the Staff’s comment which is highlighted in the redline compare cited in Comment 2.

11.	Comment: Please add a brief description of the types of ESG factors that portfolio management considers to be financially material and how such considerations impact investment selection for the fund.

Response: Disclosure has been added to provide illustrative examples of ESG-related risks that, alongside a number of other factors, can impact a company’s long-term revenue, operating income, and free cash flow growth.

12.	Comment: Under “Principal Investment Strategies,” the disclosure states that the Fund “may invest without limit in stocks and other securities of companies not publicly traded in the United States.” Please clarify whether these investments will be exchange-traded or may be private/non-listed.

Response: The disclosure was revised to clarify that the Fund may invest generally in the securities of foreign companies. The Fund does not currently intend to invest in private/non-listed foreign companies.

13.	Comment: Please confirm that shareholders have received, or will receive, at least 60 days’ prior notice of the change to the Fund’s 80% investment policy contemplated by this Amendment, and that the form of notice complies with Rule 35d-1(d)(3).

Response: The Registrant confirms that notice was provided in accordance with Rule 35d-1(d).

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Any comments or questions on this filing should be directed to the undersigned at (904) 645-4353

(email: rob.benson@dws.com).

Very truly yours,

/s/Rob Benson

Rob Benson

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.

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